Exhibit Relating to Item 77(e) of Form N-SAR for
BlackRock California Investment Quality Municipal Trust Inc.
for the six months ended October 31, 2001

? The Annual Meeting of the Trust's shareholders was held on May 24, 2001. At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 to this Sub-Item, Information as to the matters has not been included in this Attachment.